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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               IRIDEX CORPORATION
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                  462684 10 1
                   -----------------------------------------
                                (CUSIP Number)





The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 4 Pages



SEC 1745 (2-95)

CUSIP NO.  462684 10 1                 13G                   PAGE 2 OF 4 PAGES

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Milton Chang
          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
                               400,780
                               (including 33,750 shares subject to currently
  NUMBER OF                    outstanding options)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH                       0
  REPORTING            --------------------------------------------------------
 PERSON WITH           (7)     SOLE DISPOSITIVE POWER
                               400,780
                               (including 33,750 shares subject to currently
                               outstanding options)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                               0
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Approximately 6.3%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*

          INDIVIDUAL
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 462684 10 1
         ------------                                          Page 3 of 4 Pages

ITEM 1.
        (a)   Name of Issuer: IRIDEX CORPORATION

        (b) Address of Issuer's Principal Executive Offices: 340 PIONEER WAY, MOUNTAIN VIEW, CALIFORNIA 94041

ITEM 2.
        (a)   Name of Person Filing: MILTON CHANG

        (b)   Address of Principal Business Office or, if none, Residence:
              7 TRAFALGAR, NEWPORT BEACH, CALIFORNIA 92660

        (c)   Citizenship: UNITED STATES OF AMERICA

        (d)   Title of Class of Securities: COMMON STOCK

        (e)   CUSIP Number: 462684 10 1

ITEM 3. NOT APPLICABLE

ITEM 4. OWNERSHIP

        (a) Amount Beneficially Owned: 400,780 (INCLUDING 33,750 SHARES ISSUABLE UPON EXERCISE OF CURRENTLY OUTSTANDING OPTIONS)

        (b)   Percent of Class: Approximately 6.3%

        (c)   Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote: 400,780
               (ii)  shared power to vote or to direct the vote: 0
              (iii)  sole power to dispose or direct the disposition of: 400,780
               (iv)  shared power to dispose or direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: NOT APPLICABLE

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. NOT APPLICABLE

ITEM 7. NOT APPLICABLE

CUSIP No. 462684 10 1                                        Page 4 of 4 Pages


ITEM 8.  NOT APPLICABLE

ITEM 9.  NOT APPLICABLE

ITEM 10.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 10, 1997
                                               ------------------------------
                                                               Date

                                               /s/  MILTON CHANG
                                               ------------------------------
                                                            Signature


                                               ------------------------------
                                                            Name/Title